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NOVA Chemicals Corporation
Post Office Box 2518, Station M
Calgary, Alberta
Canada T2P 5C6
Offices: 645 Seventh Avenue S.W.
Telephone (403) 750-3600
Fax (403) 269-7410

February 12, 2010

VIA EDGAR

Securities and Exchange Commission

Attn:  Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

NOVA Chemicals Corporation

Registration Statement on Form F-4

Ladies and Gentlemen:

On December 21, 2009, NOVA Chemicals Corporation (the “Company”) filed a Registration Statement on Form F-4, together with all exhibits thereto (the “Registration Statement”) in connection with the registration of $350,000,000 aggregate principal amount of its 8.375% Senior Notes due November 1, 2016 (the “2016 Exchange Notes”) and $350,000,000 aggregate principal amount of its 8.625% Senior Notes due November 1, 2019 (the “2019 Exchange Notes,” and together with the 2016 Exchange Notes, the “Exchange Notes”).  We will offer the Exchange Notes in an exchange offering (the “Exchange Offer”) for our outstanding $350,000,000 aggregate principal amount of 8.375% Senior Notes due November 1, 2016 (the “2016 Outstanding Notes”) and our outstanding $350,000,000 aggregate principal amount of 8.625% Senior Notes due November 1, 2019 (the “2019 Outstanding Notes,” and together with the 2016 Outstanding Notes, the “Outstanding Notes”).

In accordance with existing no-action letters of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, we hereby state the following:

1.  The Company is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993), Shearman & Sterling (available July 2, 1993), and Brown & Wood LLP (available February 7, 1997);

2.  The Company has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Exchange Notes to be received in the Exchange Offer;

3.  The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes, pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to any resales of the Exchange Notes received in exchange for such Outstanding Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer), in connection with any resale of such Exchange Notes; and

4.  The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

NOVA Chemicals Corporation

/s/ Alan Pretter
Name: Alan Pretter
Title: Senior Legal Counsel

cc:	Alan Talkington
Brett Cooper